Exhibit 99.1
United Utilities PLC — Key Dates
United Utilities will announce its preliminary results for the year ending 31 March 2007 on Tuesday 5 June 2007. The key corporate dates are expected to be:

Announcement of preliminary results for year ending 31 March 2007	5 June 2007
Ex-dividend date for 2006/07 final dividend	27 June 2007
Record date for 2006/07 final dividend	29 June 2007
Annual General Meeting	27 July 2007
Payment of 2006/07 final dividend to shareholders	24 August 2007
Announcement of interim results for year ending 31 March 2008 (provisional)	29 November 2007

Further information can be obtained from:
Paul Davies, Assistant Company Secretary +44 1 925 237051
Darren Jameson, Investor Relations +44 1 925 237033
United Utilities’ Ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two Ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.